ULTRAPETROL (Bahamas) Ltd.

First Quarter 2013

Earnings Call Presentation

May 9, 2013

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2012
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
1Q 2013 & Subsequent Events Highlights

($000's)	Three Months ended March 31, 2013	Three Months ended March 31, 2012	% Change
Revenues	$77,890	$64,538	21%
Adjusted EBITDA [1]	$19,261	$7,261	165%
Net (loss) as reported	($5,854)	($13,827)	-58%
EPS as reported (In $ per share)	($0.04)	($0.47)	-91%
Adjustments to Net (loss) as reported			
Yard EBITDA from Touax barge sale	1,829	-	
Income tax loss on Exchange Variance [2]	178	734	-76%
Extinguishment of Debt one time event	3,605	-	
Adjusted net (loss)	($242)	($13,093)	-98%
Adjusted EPS (In $ per share)	($0.00)	($0.44)	

- On January 23, 2013, we repurchased $80.0 million of our outstanding Convertible Senior Notes in accordance with the indenture governing the Notes at par plus accrued and unpaid interest, for a total price of $1,001.61 per $1,000.00 principal amount of Notes. No Notes remain outstanding
- On March 21, 2013, we entered into a Master Agreement whereby we agreed to build and sell from our Punta Alvear yard a set of seven newbuilt jumbo dry barges and seven newbuilt jumbo tank barges to a third party for export to Colombia
- On April 29, 2013, we appointed Ms. María Cecilia Yad as the Company's Chief Financial Officer, succeeding Leonard J. Hoskinson, who will remain with the Company as Vice President, International Finance

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

Ultrapetrol
1Q 2013 Adjusted EBITDA vs. 1Q 2012

Adjusted EBITDA per segment *($000's)*	Three months ended March 31, 2013	Three months ended March 31, 2012	Difference	% Change
River Business [1]	6,523	(518)	7,041	
Offshore Supply Business	9,459	6,436	3,023	47%
Ocean Business	153	50	103	206%
Total Segment Adjusted EBITDA [1]	**$16,135**	**$5,968**	**$10,167**	**170%**
Items not included in Segment Adjusted EBITDA				
Financial income	76	42	34	81%
Other financial income	3,050	1,251	1,799	144%
Adjusted Consolidated EBITDA	**$19,261**	**$7,261**	**$12,000**	**165%**

- **Our River Business Adjusted EBITDA for 1Q 2013 increased $7.0 million when compared to the same period of 2012 mainly as a result of the 26% increase in net tons transported, the rate increases on some of our contracts, and the normal rainfall and river levels prevailing during 1Q 2013, coupled with an increase in the sales of barges to third parties; partially offset by the sale of *Cavalier VIII* to a third party in 1Q 2012 and increased administrative expenses**
- **Our Offshore Supply Business Adjusted EBITDA increased 47% to $9.5 million from $6.4 million in 1Q 2012 mostly as a result of the operation of our *UP Jade* which entered into operation on August 10, 2012, and to a combined increase in revenues from our *UP Turquoise*, *UP Jasper* and *UP Rubi* related to offhire days during Q1 2012**
- **Our Ocean Business Adjusted EBITDA remained virtually unchanged**
- **Increase in financial income and other financial income of $1.8 million mainly attributable to foreign currency exchange gains in 1Q 13 in one of our subsidiaries**

(1) River Business adjusted EBITDA for 1Q 2013 includes a cash $3.2 million of foreign currency exchange gains which we have reclassified as reduced operating expenses for the purpose of calculating adjusted segment EBITDA

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
1Q 2013 vs. 1Q 2012

FINANCIAL HIGHLIGHTS RIVER ($000's)	Three months ended March 31, 2013	Three months ended March 31, 2012	% Change
Gross Tons Loaded	926,964	662,145	40%
Net Tons Transported	836,276	663,544	26%
Revenues	$39,347	$29,384	34%
Voyage and Manufacturing Expenses	(19,373)	(18,901)	2%
Gross Margin	**19,974**	**10,483**	**91%**
Running Costs	(14,063)	(11,450)	23%
Administrative and commercial expenses	(4,404)	(2,704)	63%
Other operating income	405	3,562	-89%
Investment in Affiliates	(193)	(319)	-39%
Yard EBITDA from Touax Sale	1,829	-	
Exchange difference affecting opex	3,205	-	
Other net	(230)	(90)	156%
Segment Adjusted EBITDA	**$6,523**	**($518)**	

- **River Business results include both our river transportation activities as well as barge sales to third parties by our shipyard in Punta Alvear**
- **Revenues associated to our transportation activities increased for 1Q 2013 as compared to the same period of 2012 as a result of a 26% increase in net tons transported year on year as a result of normal rainfall and river levels as well as contractual rate increases; similarly, revenues from our barge building activity also increased**
- **Voyage and Manufacturing Expenses remained mostly unchanged quarter on quarter**
- **Increases in running costs were commensurate (on a % basis) with the increase in the volumes transported period on period**
- **Touax sale: reflects the gain on sale of barges under the *build-and-lease back* scheme to a non-related third party**
- **Exchange difference affecting operating expenses: adjustment to reflect foreign currency exchange gains from certain river subsidiaries**

River Business
How does 2013 Year-to-Date Compare to Previous Years?

Paraguayan Crop Already in Silos

(millions of metric tons)

Paraguayan Soybean Production



USDA: 91% estimated increase
7.1
4.4
8.4
2011A
2012A
2013E

- Increased carrying capacity from barge building activity and reengining and repowering project

	2011A	2012A	2013E	'11A - '13E
Brazil	75.3	66.5	83.5	*10.9%*
Argentina	49.0	40.1	51.5	*5.1%*
Paraguay	7.1	4.4	8.4	*18.3%*
Total	**131.4**	**111.0**	**143.4**	***9.1%***

Improved Water Levels

(river level in meters)

Ladario Port – Paraguay River



10 year median
2013
+32%
2012
Jan-13
Feb-13
Mar-13
Apr-13

- River levels during the first quarter 2013 improved significantly when compared to 2012

Higher Volumes

(000's of Metric Tons)

Gross Tons Loaded per Year for January-April period



1,275
1,412
954
1,347
2010 (A)
2011 (A)
2012 (A)
2013 (E)

- Signed increase in rates in all 3-year contracts expiring in 2012 renewed at higher freights

River Business
Punta Alvear Yard – Vertically Integrated Barge Manufacturing





Third Party Barge Sales EBITDA
($ in millions)
$6.9
$13.7
$18.8
2011
2012
Proforma (1)

# of barges:	2011	2012	Proforma (1)
	19	37	51

- The Company's barge building facility at Punta Alvear, Rosario, Argentina is the most modern of its kind in South America
  - Allows the Company to expand the capacity of its own barge fleet at a very competitive cost
  - Ability to generate incremental EBITDA through sales to third party operators in other markets
- 51 barges from 2013 production has so far been contracted for third party sales, while leaving available capacity for ULTR's needs

(1) Proforma assumption: Average EBITDA for 2011 and 2012 (combined) per barge, basis 51 barges

River Business
What is the Outlook for the River Business

Key Components of EBITDA Improvement

- **A** 8.4 million tons of soybean crop compared to 7.1 million tons in 2011. Crop already collected so there is no uncertainty of volumes
- **B** Increased volume, due to additional barges and contract renewals at higher rates (assumes 35% increase)
- **C** Barge sales to 3rd parties, already under contract



A
$25.1 million
B
$8.0 million
C
$18.8 million
$51.9 million
FY 11 EBITDA (Excluding 3rd Party Barge Sales)
Volume / Capacity Increase, Rate Increase (assumes 35%)
Barge Sales to 3rd Parties
PF River EBITDA

➔ **This Proforma does not include other sources of Revenues / EBITDA such as iron ore transshipment**

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
1Q 2013 vs. 1Q 2012

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY ($000's)	Three months ended March 31, 2013	Three months ended March 31, 2012	% Change
Revenues	21,602	17,028	27%
Voyage Expenses	(949)	(1,213)	-22%
Running Costs	(8,366)	(8,548)	-2%
Administrative and commercial expenses	(2,358)	(1,836)	28%
Other operating income	45	1,176	-96%
Net (loss) attributable to non-controlling interest in subsidiaries	(299)	(169)	77%
Other net	-	(2)	
Net (loss) gain on derivatives	(216)	-	
Segment Adjusted EBITDA	**$9,459**	**$6,436**	**47%**

- **Our revenues increased $4.6 million in 1Q 2013 relative to the same period of 2012 mainly as a result of the operation of our *UP Jade* which entered into operation on August 10, 2012, and to the increase in operating days of our *UP Turquoise, UP Jasper* and *UP Rubi* related to offhire days during 1Q 2012**
- **Voyage Expenses decreased $0.3 million, or 22%, to $0.9 million in 1Q 2013 as compared to $1.2 million in the same period of 2012 primarily attributable to a charge against our *UP Agua-Marinha* and *UP Rubi* for underperformance under their charter contracts during the first quarter of 2012**
- **Running Costs for 1Q 2013 decreased $0.2 million to $8.4 million as compared to the same period of 2012 mostly on account of the devaluation of the Brazilian real against the U.S. dollar in the first quarter of 2013 partially offset by the operation of our *UP Jade***
- **Our Offshore segment adjusted EBITDA in 1Q 2013 of $9.5 million is 47% higher than the same period of last year**

Offshore Supply Business
Contractual Employment at Increasing Charter Rates

	Current		New Contract	
	Rate	Expiration	Duration	Rate
OTW Fleet				
(A) UP Agua-Marinha	$28,000	Apr-13	4 yrs	$35,380
(A) UP Topazio	28,000	May-13	4 yrs	35,380
(A) UP Diamante	28,000	May-13	4 yrs	35,380
(B) UP Esmeralda	26,200	Jun-13	4 yrs	31,950
(B) UP Safira	26,200	Oct-13		
UP Rubi	34,000	Nov-13		
UP Turquoise	30,350	May-15		
(C) UP Jade	33,000	Sep-16		
UP Jasper [(1)]	28,835 [(2)]	May - Jul-13		
(D) UP Amber			4 yrs	32,950
Newbuilds				
(D) UP Pearl (Estimated delivery: 6/20/2013)			4 yrs	$32,950
UP Onyx (Estimated delivery: 12/15/2013)				



2013
2014
2015
2016
2017
Current Contract
New Contract
Under Construction

(A) $2.6 million additional annual EBITDA contribution per vessel; $7.8 million total	**(B)** $2.0 million additional annual EBITDA contribution per vessel
(C) $5.8 million annualized impact of August 2012 delivery	**(D)** $6.8 million additional annual EBITDA contribution per vessel; $13.7 million total

(A) (B) (C) (D): $7.8 + $2.0 + $5.8 + $13.7 = $29.3

(1) Initiated extension negotiations.
(2) Varies depending on Pound exchange rate – Assumed at USD 1.58 / Pound.

Offshore Supply Business
PSV Fleet is Growing and Employed at Higher Rates



Full impact not expected to occur in 2013
$27.7 million
A
$7.8 million
B
$2.0 million
C
$5.8 million
D
$13.7 million
$57.0 million
$63.8 million
+UP Onyx delivery
OSB 2012 EBITDA
OSB PF EBITDA Full Year 11 PSVs
OSB PF EBITDA Full Year 12 PSVs

- **A** Annualized impact (352-days) of new contract rates for the *UP Agua-Marinha*, *UP Diamante* and *UP Topazio*
- **B** Annualized impact (352-days) of new contracts rates for *UP Esmeralda*
- **C** Annualized impact (352-days) due to the August 2012 delivery of *UP Jade*
- **D** Annualized impact (352-days) from the *UP Amber* and *UP Pearl*

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
1Q 2013 vs. 1Q 2012

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Three months ended March 31, 2013	Three months ended March 31, 2012	% Change
Revenues	$16,941	$18,126	-7%
Voyage Expenses	(5,685)	(7,970)	-29%
Running Costs	(9,043)	(8,024)	13%
Administrative and commercial expenses	(2,060)	(3,247)	-37%
Other operating income (expenses)	-	1,026	
Investment in Affiliates	(2)	6	
Other net	2	133	-98%
Segment Adjusted EBITDA	**$153**	**$50**	**206%**

- **Decrease in revenues of 7% when comparing 1Q 2013 against 1Q 2012 resulted mainly from freight revenues related to the transportation of the barges sold to a third party during 1Q 2012; partially offset by higher operating days of our *Amadeo* related to its drydock during 1Q 2012, coupled with an increase in revenues from our *Argentino* and higher charter rates of our Product Tankers during 1Q 2013 when compared to the same period of 2012.**
- **Voyage Expenses decreased $2.3 million mainly driven by the costs incurred for the transportation of barges sold to a third party during the 1Q 2012, partially offset by a increases in voyage expenses of our *Asturiano* and *Argentino* related to average decrease in round voyage durations quarter on quarter which translated into higher number of round voyages**
- **Running Costs increased mostly due to increases in crew costs related to the inflation in local currency coupled with a stagnant rate of exchange in Argentina**

Ocean Business
Product Tankers & Feeder Container Trade Evolution

Product Tankers

- All of our vessels remained employed at their current contracts
- Some of them have seen their rates increase retroactively based on cost (mostly salary) increases incurred in the recent past

Feeder Container Vessels – *MV Asturiano & MV Argentino*

- Performance of our feeder container service has been strong during 1Q 2013 as a result of an average decrease in round voyage durations which translated into higher number of round voyages during the period
- Southbound container transportation was during the quarter at high occupancy rates ➔ Northbound leg still has available transport capacity but has improved significantly as the operation progressed



Feeder Container Revenues
In $ Millions
7.8
7.6
7.4
7.2
7.0
6.8
6.6
7.0
7.7
1Q 2012
1Q 2013



Quarterly Revenues per Leg
In ($ Millions)
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
Southbound
Northbound
2.0
3.1
3.5
2.0
6.6
2.0
7.0
2.3
4.6
2.5
6.4
3.3
6.4
3.3
4.3
1.9
4.3
3.4
1Q 2011
2Q 2011
3Q 2011
4Q 2011
1Q 2012
2Q 2012
3Q 2012
4Q 2012
1Q 2013

Ultrapetrol
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Three months ended March 31, 2013	Three months ended March 31, 2012	% Change
Revenues			
Attributable to River Business	$39,347	$29,384	34%
Attributable to Offshore Supply Business	21,602	17,028	27%
Attributable to Ocean Business	16,941	18,126	-7%
Total revenues	**77,890**	**64,538**	**21%**
Voyage expenses			
Attributable to River Business	(19,373)	(18,901)	2%
Attributable to Offshore Supply Business	(949)	(1,213)	-22%
Attributable to Ocean Business	(5,685)	(7,970)	-29%
Total voyage expenses	**(26,007)**	**(28,084)**	**-7%**
Running costs			
Attributable to River Business	(14,063)	(11,450)	23%
Attributable to Offshore Supply Business	(8,366)	(8,548)	-2%
Attributable to Ocean Business	(9,043)	(8,024)	13%
Total running costs	**(31,472)**	**(28,022)**	**12%**
Amortization of Dry Dock & Intangible Assets	(708)	(1,048)	-32%
Depreciation of Vessels and Equipment	(9,412)	(9,444)	0%
Administrative and commercial expenses	(8,822)	(7,787)	13%
Other operating income	450	5,764	-92%
Operating profit (loss)	**$1,919**	**($4,083)**	
Attributable to River Business	(3,934)	(5,526)	-29%
Attributable to Offshore Supply Business	7,400	4,038	83%
Attributable to Ocean Business	(1,547)	(2,595)	-40%
Segment Adjusted EBITDA			
Attributable to River Business	6,523	(518)	
Attributable to Offshore Supply Business	9,459	6,436	47%
Attributable to Ocean Business	153	50	206%
Financial Income	76	42	81%
Other financial expense	3,050	1,251	144%
Adjusted EBITDA	**$19,261**	**$7,261**	**165%**

Ultrapetrol
Quarter-on-quarter Income Statement

($000's)	Three months ended March 31, 2013	Three months ended March 31, 2012
Revenues	$77,890	$64,538
Voyage Expenses	(26,007)	(28,084)
Running Costs	(31,472)	(28,022)
Depreciation and amortization	(10,120)	(10,492)
Administrative and commercial expenses	(8,822)	(7,787)
Other operating income	450	5,764
Operating income (loss)	**1,919**	**(4,083)**
Financial expense and other Financial expenses	(5,289)	(8,086)
Financial Income	76	42
Net Gains (Losses) on Derivatives, net	(216)	-
Investment in Affiliates	(195)	(313)
Other, net	(228)	41
Income Taxes	(1,622)	(1,259)
Net (loss) attributable to non-controlling interest in subsidiaries	(299)	(169)
Net (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($5,854)**	**($13,827)**
EPS (In USD)	($0.04)	($0.47)
Adjusted EBITDA	**$19,261**	**$7,261**
Adjustments to net Income as reported		
Income tax on Exchange Variance Provision	178	734
Yard Ebitda from Touax Sale	1,829	-
Extinguishment of debt one time event	3,604	-
Adjusted net (loss)	**($243)**	**($13,093)**
Adjusted EPS (In $)	**($0.00)**	**($0.44)**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Ultrapetrol
Balance Sheet

($000's)	At March 31, 2013 (Unaudited)	At December 31, 2012	% Change
ASSETS			
Cash & Cash Equivalents	$123,613	$222,215	-44%
Restricted Cash	$6,973	$5,968	17%
Accounts Receivables	47,125	36,487	29%
Other Current Assets	52,390	42,320	24%
Vessels and Equipment, Net	646,106	647,519	0%
Non-current Other Receivables	21,933	22,758	-4%
Non-current Restricted Cash	1,526	1,464	4%
Other Non-current Assets	28,467	31,587	-10%
TOTAL ASSETS	**$928,133**	**$1,010,318**	**-8%**
LIABILITIES			
Accounts Payable	30,865	32,450	-5%
Accrued Interest	7,011	4,858	44%
Current Portion of Long-term Financial Debt	34,152	129,031	-74%
Other Current Liabilities	45,181	32,406	39%
Long-term Financial Debt	389,862	388,521	0%
Deferred Income Tax Liability	13,626	12,441	10%
Non-current Other Payables	6,001	4,112	46%
UPB Shareholder's Equity	394,399	399,751	-1%
Non-controlling interest in subsidiaries	7,036	6,748	4%
TOTAL LIABILITIES	**$928,133**	**$1,010,318**	**-8%**

Ultrapetrol
Debt Repayment Schedule

- On January 18, 2013, we entered into a loan agreement of up to $84.0 million with DVB, NIBC and ABN Amro (as co-lenders) to refinance the advances made under the Indian PSVs of the DVB / Natixis and DVB / NIBC facilities
- Our $80.0 million convertible notes have been repurchased in full on January 23, 2013. No convertible notes remain outstanding
- Balanced yearly principal repayments in the medium term
- Our $180.0 million note does not have any loan to value ratios to be maintained and has bullet repayment in 2014
- All of our long term loans are conservatively structured with loan to value ratios that match current values



Yearly Capital Repayments as of March 31, 2013
Excluding Repayment of $180.0 million Note in 2014
Includes a $4.1 million repayment of a Bridge Loan which will be fully refinanced by our new Ingatestone $84.0 million facility
Principal Repayments (In $ millions)
60.0
50.0
40.0
30.0
20.0
10.0
0.0
31.3
26.9
26.9
48.1
44.2
33.0
15.5
9.8
8.4
9m 2013
2014
2015
2016
2017
2018
2019
2020
2021+

Thank You

Q & A

Appendix
Accumulated Cash Flow and EBITDA reconciliation

($000's)		Three months ended Mar-13		Mar-12
Total cash flows provided by operating activities		3,864		(7,354)
Total cash flows (used in) investing activities		(6,438)		(11,340)
Total cash flows (used in) from financing activities		(96,028)		9,145
Total cash flows from operating activities	$	3,864	$	(7,354)
Plus				
Adjustments				
Increase / Decrease in operating assets and liabilities		4,623		946
Expenditure for dry docking		1,057		991
Income Taxes		1,622		1,259
Financial Expenses		7,939		9,337
Net loss attributable to non-controlling interest		(299)		(169)
Gains on derivatives,net		(216)		-
Yard EBITDA from Touax Sale		1,829		-
Other adjustments		(1,158)		(1,313)
Consolidated EBITDA as defined in the Notes due 2014	$	19,261	$	3,697
Adjusted Consolidated EBITDA	**$**	**19,261**	**$**	**3,697**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
1Q 2013 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Three months ended March 31, 2013 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($3,934)	$7,400	($1,547)	$1,919
Depreciation and amortization	5,846	2,574	1,700	10,120
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(193)	(299)	(2)	(494)
Net (loss) on derivatives	-	(216)	-	(216)
Yard EBITDA from Touax Sale	1,829	-	-	1,829
Reduction in opex	3,205	-		3,205
Other net	(230)	-	2	(228)
Segment Adjusted EBITDA	**$6,523**	**$9,459**	**$153**	**$16,135**
Items not included in Segment Adjusted EBITDA				
Financial income				76
Other financial income				3,050
Adjusted Consolidated EBITDA				**$19,261**

Appendix (cont'd)
1Q 2012 Operating Profit to Adjusted Consolidated EBITDA

($000's)	River	Offshore Supply	Ocean	TOTAL
	Three months ended March 31, 2012			
Segment operating (loss) profit	($5,526)	$4,038	($2,595)	($4,083)
Depreciation and amortization	5,417	2,569	2,506	10,492
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(319)	(169)	6	(482)
Other net	(90)	(2)	133	41
Segment Adjusted EBITDA	**($518)**	**$6,436**	**$50**	**$5,968**
Items not included in Segment Adjusted EBITDA				
Financial income				42
Other financial expenses				1,251
Adjusted Consolidated EBITDA				**$7,261**